November 28, 2005
VIA EDGAR
Securities and Exchange Commission
Main Filing Desk 450
100 F Street, NW
Washington, DC 20549-1004

Re:	Internet Commerce Corporation Preliminary Proxy Statement on Schedule 14A File No. 0-24996
Ladies and Gentlemen:
     On behalf of Internet Commerce Corporation (the “Company”), the following is provided in response to the oral comment of the Staff on November 23, 2005, in which the Staff re-issued Comment No. 2 from its letter to the Company dated November 21, 2005:
     The Company, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act) as of July 31, 2005. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective. In its future reports, the Company will disclose its evaluation of the effectiveness of its disclosure controls and procedures as provided herein.
     We hope the foregoing information will allow the Staff to resolve all outstanding issues regarding the Company. If you have any questions regarding this filing, please do not hesitate to contact me at 404-504-7651 or John A. Earles at 404-504-7612.
MORRIS, MANNING & MARTIN, LLP
/s/ Larry W. Shackelford
Larry W. Shackelford

cc:	Thomas J. Stallings Glen E. Shipley